Filed pursuant to Rule 424(b)(3)
File No. 333-221829

PIMCO Flexible Municipal Income Fund

Supplement dated May 3, 2021 to the

Fund’s Prospectus and Statement of Additional Information dated

April 30, 2021, each as supplemented from time to time

(respectively, the “Prospectus” and the “SAI”)

Effective immediately, the second paragraph of the “Description of Capital Structure and Shares—Preferred Shares—Ratings Agency Guidelines” section of the Prospectus is deleted and replaced with the following:

Satisfaction of Fitch Preferred Shares Asset Coverage for the VMTP Shares and Series 2049-A, 2050-A and 2050-B RVMTP Shares requires that the Fund satisfy both a “Fitch Total Overcollateralization Test” (“Fitch Total OC”) and a “Fitch Net Over Collateralization Test” (“Fitch Net OC”, and together with Fitch Total OC, the “Fitch OC Tests”), in each case to be consistent with the then-current rating of the VMTP Shares and the Series 2049-A, 2050-A and 2050-B RVMTP Shares, as applicable, assigned by Fitch using the calculations set forth in the Fitch Rating Criteria, including information therein relating to diversification guidelines as applied to the Fund.

In addition, effective immediately, the following paragraph is added after the last paragraph in the “Description of Capital Structure and Shares—Preferred Shares—Ratings Agency Guidelines” section of the Prospectus:

Fitch may change its rating methodologies for evaluating and providing ratings for shares of closed-end funds at any time and in its sole discretion, perhaps substantially. Such a change could adversely affect the ratings assigned to the Fund’s Preferred Shares, the dividend rates paid thereon, and the expenses borne by the Fund’s Common Shareholders. For instance, on December 4, 2020, Fitch published ratings criteria relating to closed-end fund obligations, including preferred shares, which effectively result in a rating cap of “AA” for debt and preferred stock issued by closed-end funds and a rating cap of “A” for (i) debt and preferred shares issued by closed-end funds exposed to corporate debt, emerging market debt, below-investment-grade and unrated debt, structured securities and equity, (ii) and closed-end funds with material exposure to “BBB” category rated assets. The revised Fitch ratings criteria effectively capped the credit rating of the Fund’s Preferred Shares at “AA”. Following the close of business on April 30, 2021, Fitch downgraded its rating of the Fund’s Preferred Shares from “AAA” to “AA” (except for the Series 2050-B RVMTP Shares, which maintained a “AA” rating) pursuant to the revised ratings criteria and related new rating cap. It is possible for the Fund’s Preferred Shares to be further downgraded in the future, which may result in an increase to the dividend rates paid by the Fund on its Preferred Shares and, thereby, the expenses borne by the Fund’s Common Shareholders.

Effective immediately, the second paragraph of the “Description of Capital Structure and Shares—Preferred Shares—Ratings Agency Guidelines” section of the SAI is deleted and replaced with the following:

Satisfaction of Fitch Preferred Shares Asset Coverage for the VMTP Shares and Series 2049-A, 2050-A and 2050-B RVMTP Shares requires that the Fund satisfy both a “Fitch Total Overcollateralization Test” (“Fitch Total OC”) and a “Fitch Net Over Collateralization Test” (“Fitch Net OC”, and together with Fitch Total OC, the “Fitch OC Tests”), in each case to be consistent with the then-current rating of the VMTP Shares and the Series 2049-A, 2050-A and 2050-B RVMTP Shares, as applicable, assigned by Fitch, including information therein relating to diversification guidelines as applied to the Fund. The Fund may (and, with respect to the Series 2050-B RVMTP Shares, will) use the calculations set forth in any updates to or subsequent version of the Fitch Rating Criteria formally adopted by Fitch with respect to the ratings of outstanding remarketable variable rate munifund term preferred shares issued by registered closed-end funds within a reasonable time from the date of such adoption.

In addition, effective immediately, the following paragraph is added after the last paragraph in the “Description of Capital Structure and Shares—Preferred Shares—Ratings Agency Guidelines” section of the SAI:

Fitch may change its rating methodologies for evaluating and providing ratings for shares of closed-end funds at any time and in its sole discretion, perhaps substantially. Such a change could adversely affect the ratings assigned to the Fund’s Preferred Shares, the dividend rates paid thereon, and the expenses borne by the Fund’s Common Shareholders. For instance, on December 4, 2020, Fitch published ratings criteria relating to closed-end fund obligations, including preferred shares, which effectively result in a rating cap of “AA” for debt and preferred stock issued by closed-end funds and a rating cap of “A” for (i) debt and preferred shares issued by closed-end funds exposed to corporate debt, emerging market debt, below-investment-grade and unrated debt, structured securities and equity, (ii) and closed-end funds with material exposure to “BBB” category rated assets. The revised Fitch ratings criteria effectively capped the credit rating of the Fund’s Preferred Shares at “AA”. Following the close of business on April 30, 2021, Fitch downgraded its rating of the Fund’s Preferred Shares from “AAA” to “AA” (except for the Series 2050-B RVMTP Shares, which maintained a “AA” rating) pursuant to the revised ratings criteria and related new rating cap. It is possible for the Fund’s Preferred Shares to be further downgraded in the future, which may result in an increase to the dividend rates paid by the Fund on its Preferred Shares and, thereby, the expenses borne by the Fund’s Common Shareholders.

Investors Should Retain This Supplement for Future Reference

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